Exhibit 2

SUMMARY OF PROPOSED TERMS

FOR TRANSACTION BETWEEN

ELIEM THERAPEUTICS, INC.

AND

[TARGET]

Form of Transaction:	Eliem Therapeutics, Inc. (“Eliem”) will acquire 100% of the outstanding equity interests of [TARGET] (“Tango”) on a fully diluted basis. Eliem intends that the Transaction will be structured as a tax-free reorganization (the “Transaction”).
Consideration / Exchange Ratio:

At the closing of the Transaction (the “Closing”), each outstanding share of Tango capital stock will be exchanged for newly issued shares of Eliem common stock (the “Stock Consideration”) based on an exchange ratio of Eliem shares to be issued based upon the following: (i) an initial valuation for Tango of $20.0 million (“Tango Valuation”); and (ii) an initial valuation for Eliem of $110.0 million at the time of Closing (“Eliem Valuation”). It is anticipated that, subject to applicable diligence, the Stock Consideration will be issued under an exemption from the registration requirements under applicable securities laws.

Based on the foregoing and subject to further due diligence, it is anticipated that as of immediately after giving effect to the Closing (but before giving effect to the Concurrent Investment), (i) the equity holders of Tango immediately prior to the Closing (including all options, convertible securities and warrants) will own 15.4% of the equity of Eliem on a fully diluted basis and (ii) the equity holders of Eliem (including all outstanding equity awards) will own 84.6% of the equity of Eliem on a fully diluted basis. The fully diluted equity of Eliem will be calculated via the treasury stock method.

Concurrent Financing:

In addition, there will be a concurrent private placement of equity interests in Eliem (Eliem Common Stock) to be structured as a PIPE and effected at or as of immediately after the Closing pursuant to binding subscription agreements entered into concurrently with execution of the definitive merger agreement (the “Concurrent Investment”). The fees and expenses of the Concurrent Investment will be calculated to be borne by the post-merger entity (i.e., fee does not affect Tango Valuation or Eliem Valuation). The Concurrent Investment will be for an amount of gross proceeds to be as mutually agreed by each of Tango and Eliem. If the valuation for Tango implied by the pricing of the Concurrent Investment is lower than the Tango Valuation, the Tango Valuation shall be adjusted to match the valuation for Tango implied by the pricing of the Concurrent Investment.

The parties shall ensure that the Concurrent Investment will have no conditions to closing other than the Closing of the Transaction in accordance with the terms and conditions of the definitive agreement and standard bringdowns.

Post-Closing Board Composition:	The board of directors of Eliem post-Closing shall be composed of seven directors to be determined by the parties during the negotiation of the definitive agreement. The composition of the Board shall satisfy applicable SEC and Nasdaq requirements.

Conditions to Execution of Definitive Agreement and to Closing:

Completion of due diligence by both parties.

Negotiation of the definitive agreements.

Securing voting support agreements to be delivered by each party’s directors, officers, and affiliates, including certain specified greater than 5% stockholders.

Approval of the transaction by the board of directors of Tango and Eliem and, as required, approval of the stockholders of each party.

The definitive agreement would contain customary closing conditions typical for a transaction of this nature.

The transactions (including the approval and adoption of definitive documentation for the transactions) must be approved by a special committee of independent and disinterested directors of Eliem, and the closing of the transaction will be subject to a non-waivable condition requiring approval of the stockholders holding at least a majority of all the issued and outstanding shares of Eliem common stock not held by the RA Capital or its affiliates.

Representations & Warranties, Covenants and Deal Protections:

Definitive agreement would contain representations, warranties and covenants typical for a transaction of this nature.

The representations and warranties would not survive the Closing, and there would be no escrow or price adjustments for any breaches of the representations, warranties and covenants of either party following the Closing.

Lock Ups:	The executive officers, directors, and other affiliates of each company will agree to a 180-day lock up post transaction. The shares purchased in the Concurrent Investment will not be subject to the lock up.
Personnel Considerations:	The boards of directors of each party will work together to identify the appropriate leader(s) for the combined company, and the leadership will evaluate the retention of key personnel from each constituent company to appropriately staff the combined company following the merger. The boards of directors of each party will work together to determine the compensation packages of the officers, including equity compensation arrangements; provided that such compensation packages will be as determined by the boards of directors in their sole discretion and, to the extent applicable, commensurate with the interim role of any such officers.
Fees and Expenses:	Except as otherwise agreed upon, each party shall each be responsible for its own costs and expenses incurred in connection with the transaction.
Confidentiality:	The existence and terms of this term sheet will be treated as confidential information pursuant to the non-disclosure agreement between the parties dated as of February 2, 2024; provided, however, that Eliem and Target agree that the term sheet as well as the terms contained herein may be filed with the U.S. Securities and Exchange Commission.
Miscellaneous:

Each party represents and warrants that they have full power and authority to execute, deliver and perform its obligation under this Term Sheet.

The parties agree that this term sheet will be governed by and construed under the laws of the State of Delaware.

The sections of this term sheet entitled “Fees and Expenses”, “Confidentiality” and “Miscellaneous,” are intended by the parties to be binding. All other provisions of this term sheet are intended only as an expression of interest and are subject to negotiation and execution of a definitive agreement.